                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13D


          Under the Securities Exchange Act of 1934
                     (Amendment No. 1)

                    AMERICA ONLINE, INC.
                      (Name of Issuer)

          Common Stock (par value $0.01 per share)
               (Title of Class of Securities)


                         00002364J1
                       (CUSIP Number)

         Don A. Jensen, Vice President and Secretary
                     Sprint Corporation
                       P.O. Box 11315
                 Kansas City, Missouri 64112
                       (913) 624-3326
 (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)


                       March 21, 1995
                (Date of Event which Requires
                  Filing of this Statement)


    If the filing person has previously filed a statement on
  Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of
     Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with the
                       statement [ ].


                         SCHEDULE 13D

CUSIP NO. 00002364J1

1)     Names of Reporting Persons                   Sprint
                                                    Communications
       S.S. or I.R.S. Identification                Company L.P.
       Nos. of Above Persons                        43-1408007

2)     Check the Appropriate Box if       (a)       [  ]
       a Member of a Group                (b)       [X]

3)     SEC Use Only

4)     Source of Funds                              OO

5)     Check Box if Disclosure of                   [  ]
       Legal Proceedings is Required
       Pursuant to Items 2(d) and 2(e)

6)     Citizenship or Place of                      Delaware
       Organization


Number of shares beneficially
owned by each person with:


7)     Sole Voting Power

8)     Shared Voting Power                          900,000

9)     Sole Dispositive Power

10)    Shared Dispositive Power                     900,000

11)    Aggregate Amount Beneficially
       Owned by Each Reporting Person               900,000

12)    Check Box if the Aggregate
       Amount in Row (11) Excluded                  [  ]
       Certain  Shares

13)    Percent of Class Represented                 5.1%
       in Row (11)

14)    Type of Reporting Person                     PN



                        SCHEDULE 13D

CUSIP NO. 00002364J1

1)     Names of Reporting Persons                   Sprint Corporation

       S.S. or I.R.S. Identification                48-0457967
       Nos. of Above Persons

2)     Check the Appropriate Box if       (a)       [  ]
       a Member of a Group                (b)       [X]

3)     SEC Use Only

4)     Source of Funds                              OO

5)     Check Box if Disclosure of                   [  ]
       Legal Proceedings is Required
       Pursuant to Items 2(d) and 2(e)

6)     Citizenship or Place of                      Kansas
       Organization


Number of shares beneficially
owned by each person with:


7)     Sole Voting Power

8)     Shared Voting Power                          900,000

9)     Sole Dispositive Power

10)    Shared Dispositive Power                     900,000

11)    Aggregate Amount Beneficially
       Owned by Each Reporting Person               900,000

12)    Check Box if the Aggregate
       Amount in Row (11) Excluded                  [  ]
       Certain Shares

13)    Percent of Class Represented                 5.1%
       in Row (11)

14)    Type of Reporting Person                     HC CO




                        SCHEDULE 13D

CUSIP NO. 00002364J1

1)     Names of Reporting Persons                   US Telecom, Inc.

       S.S. or I.R.S. Identification                48-0934012
       Nos. of Above Persons

2)     Check the Appropriate Box if       (a)       [  ]
       a Member of a Group                (b)       [X]

3)     SEC Use Only

4)     Source of Funds                               OO

5)     Check Box if Disclosure of                   [  ]
       Legal Proceedings is Required
       Pursuant to Items 2(d) and 2(e)

6)     Citizenship or Place of                      Kansas
       Organization


Number of shares beneficially
owned by each person with:


7)     Sole Voting Power

8)     Shared Voting Power                          900,000

9)     Sole Dispositive Power

10)    Shared Dispositive Power                     900,000

11)    Aggregate Amount Beneficially
       Owned by Each Reporting Person               900,000

12)    Check Box if the Aggregate
       Amount in Row (11) Excluded                  [  ]
       Certain Shares

13)    Percent of Class Represented                 5.1%
       in Row (11)

14)    Type of Reporting Person                     HC CO



     This Amendment No. 1 (the "Amendment") amends the Statement on Schedule 13D (the "Original 13D"), dated May 14, 1993, filed by Sprint Communications Company L.P. ("Sprint L.P."), US Telecom, Inc. ("US Telecom") and Sprint Corporation ("Sprint") with respect to the Common Stock of America Online, Inc. Certain capitalized terms used below and not defined herein have the meanings ascribed to them in the Original 13D.

Item 2.   Identity and Background.

     The revised lists of names, business addresses and principal occupations of the directors and executive officers of Sprint and US Telecom are set forth on Exhibit A and are incorporated herein by reference. All of the officers and directors are believed to be citizens of the United States.

      Each of Sprint L.P., US Telecom, and Sprint has executed a Joint Filing Agreement consenting to the joint filing by them of this Amendment. Such Joint Filing Agreement is filed as Exhibit B to this Amendment and is incorporated herein by reference.

Item 4.   Purpose of Transaction.

     Sprint L.P. is considering entering into a set of agreements with an affiliate of an investment bank, currently anticipated to be Morgan Guaranty Trust Company of New York ("Bank") pursuant to which Sprint L.P. would hedge certain investment risks associated with its rights under the Warrant. Among other things, the agreements would provide that Sprint L.P. enter into a matched set of put and call hedge transactions (the "Transactions"), to be settled in cash, pursuant to which Sprint L.P. would purchase a put option and sell a call option based on the price performance of the Common Stock. Neither the call option nor the put option would obligate either party to purchase or sell Common Stock. Sprint L.P. has not made a final determination as to the advisability of entering into the Transactions, and there can be no assurance that the Transactions, if entered into, will be entered into on the terms described herein. Sprint
L.P.'s decision on whether or not to enter into the Transactions will depend on a variety of factors, including, without limitation, the market price of the Common Stock, the financial terms of the Transactions, other potential investment opportunities or uses for Sprint L.P.'s cash, and other business considerations.

     Sprint L.P. continuously reevaluates its intentions with respect to its beneficial interest in the Common Stock and may exercise the Warrant at any time. Sprint L.P. may retain or dispose of some or all of any shares of Common Stock that it acquires (either pursuant to the Warrant or otherwise). Sprint L.P.'s decision on whether or not to exercise the Warrant, or retain or dispose of the Common Stock, will depend on a variety of factors, including, without limitation, the market price of the Common Stock, other potential investment opportunities or uses for Sprint L.P.'s cash and other business considerations.

     Apart from the above, the Filers have no current plans or proposals which relate to or would result in any actions enumerated in the text of Item 4.

Item 5.   Interest in Securities of the Issuer.

     On November 25, 1994, the Issuer effected a 2-for-1 stock split (the "Stock Split"). As a result of the Stock Split, the Warrant (originally relating to 450,000 pre-split shares of Common Stock) was adjusted to entitle Sprint L.P. to acquire 900,000 post-split shares of Common Stock. No transaction was effected by Sprint L.P. in connection with the Stock Split.

      As of June 30, 1994, the Issuer and Sprint L.P. executed a First Amendment to the Master Agreement for Data Communications, dated May 24, 1993, pursuant to which, among other things, the parties thereto agreed (a) that the Warrant be modified to extend the term of the Warrant for an additional three (3) years and (b) to execute an amendment to the Warrant reflecting the revised expiration date of March 31, 1999.

Item 6.  Contracts, Arrangements, Understandings, or
Relationships with respect to Securities of the Issuer.

     Sprint L.P. is considering entering into a Master Agreement based upon the International Swap Dealers Association, Inc. (Multicurrency-Cross Border) form (the "Master Agreement"), a schedule to the Master Agreement (the "Schedule") and a letter agreement constituting a confirmation to the Master Agreement (the "Confirmation") with the Bank. The description of the Transactions contained in Item 4 above is qualified in its entirety by reference to Exhibit C, which contains the text of the contemplated Confirmation.

     Sprint L.P. has not made any final determination as to the advisability of entering into the Transactions, and there can be no assurance that Sprint L.P. will enter into the Transactions or execute any of the documents described in this Item 6.

Item 7.   Material to be Filed as Exhibits.

A. Responses to Items 2(a), (b), and (c) with respect to the officers and directors of US Telecom and Sprint

B.   Joint Filing Agreement among the Filers

C.   Confirmation to the Master Agreement between Sprint L.P.
     and Morgan Guaranty Trust Company of New York


                         SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 21, 1995
                              /s/ Don A. Jensen
                              Don A. Jensen
                              Vice President
                              Sprint Communications Company
                              L.P.


Date: March 21, 1995
                              /s/ Don A. Jensen
                              Don A. Jensen
                              Vice President and Secretary
                              Sprint Corporation


Date: March 21, 1995
                              /s/ Don A. Jensen
                              Don A. Jensen
                              Vice President and Secretary
                              US Telecom, Inc.




                      INDEX TO EXHIBITS


A. Responses to Items 2(a), (b), and (c) with respect to the officers and directors of US Telecom and Sprint

B.        Joint Filing Agreement among the Filers

C.        Confirmation to the Master Agreement between
          Sprint L.P. and Morgan Guaranty Trust Company of
          New York

                           EXHIBIT A

              DIRECTORS AND EXECUTIVE OFFICERS
                             OF
                     SPRINT CORPORATION

      (a)                      (b)                         (c)
      Name                   Address                    Principal
                                                       Business or
                                                        Occupation
DIRECTORS


DuBose Ausley            Ausley, McMullen,          Attorney
                         McGehee, et. al.
                         Washington Square
                         Building
                         P.O. Box 391
                         Tallahassee, FL 32302

Warren Batts             Premark International,     Chairman and CEO
                         Inc.                       of Premark
                         1717 Deerfield Road        International, Inc.
                         Deerfield, IL 60015

Ruth Davis               The Pymatuning Group,      Chairman and CEO
                         Inc.                       of The Pymatuning
                         Suite 570                  Group, Inc.
                         4900 Seminary Road
                         Alexandria, VA 22311

William Esrey            Sprint Corporation         Chairman and CEO
                         2330 Shawnee Mission       of Sprint
                         Pkwy                       Corporation
                         Westwood, KS 66205

Donald Hall              Hallmark Cards, Inc.       Chairman of
                         P.O. Box 419580            Hallmark Cards, Inc.
                         Kansas City, MO 64141

Paul Henson              Suite 210                  Chairman of the
                         4200 Somerset              Board of Kansas
                         Prairie Village, KS        City Southern
                         66208                      Industries, Inc.

Harold Hook              American General           Chairman and CEO
                         Corporation                of American
                         P.O. Box 3247              General Corporation
                         Houston, TX 77253

Robert Huntley           Hunton & Williams          Attorney
                         Riverfront Plaza,
                         East Tower
                         17th Floor
                         951 East Byrd Street
                         Richmond, VA 23219

Ronald LeMay             Sprint Corporation         President and
                         2330 Shawnee Mission       COO--Long-Distance
                         Pkwy                       Division of
                         Westwood, KS 66205         Sprint Corporation

Linda Lorimer            Office of the Secretary    Secretary of the
                         Yale University            University, Yale
                         P.O. Box 1303A             University
                         Yale Station
                         New Haven, CT 06520

Charles Price II         Suite 300                  Chairman of the
                         One West Armour Blvd.      Board of
                         Kansas City, MO 64111      Mercantile Bank
                                                    of Kansas City

Frank Reed               Philadelphia National      President and
                         Bank                       CEO of
                         FC 1-1-2-2                 Philadelphia
                         P.O. Box 7618              National Bank
                         Philadelphia, PA 19101

Charles Rice             Barnett Banks, Inc.        Chairman and CEO
                         P.O. Box 40789             of Barnett Banks
                         Jacksonville, FL 32203

Stewart Turley           Jack Eckerd Corporation    Chairman and CEO
                         P.O. Box 4689              of Jack Eckerd
                         Clearwater, Florida        Corporation
                         34618


      (a)                        (b)                       (c)
      Name                     Address                  Principal
                                                       Business or
                                                        Occupation
EXECUTIVE
OFFICERS


Gene Betts               Sprint Corporation         Senior Vice
                         2330 Shawnee Mission       President,
                         Pkwy                       Sprint Corporation
                         Westwood, KS 66205

J. Richard Devlin        Sprint Corporation         Executive Vice
                         2330 Shawnee Mission       President--Law
                         Pkwy                       and External
                         Westwood, KS 66205         Affairs, Sprint
                                                    Corporation

William Esrey            Sprint Corporation         Chairman and
                         2330 Shawnee Mission       CEO, Sprint
                         Pkwy                       Corporation
                         Westwood, KS 66205

Dennis Foster            Sprint Corporation         President--
                         2330 Shawnee Mission       Cellular and
                         Pkwy                       Wireless
                         Westwood, KS 66205         Division, Sprint
                                                    Corporation

John Hoffman             Sprint Corporation         Senior Vice
                         2330 Shawnee Mission       President,
                         Pkwy                       Sprint Corporation
                         Westwood, KS 66205

Don Jensen               Sprint Corporation         Vice President
                         2330 Shawnee Mission       and Secretary,
                         Pkwy                       Sprint Corporation
                         Westwood, KS 66205

Arthur Krause            Sprint Corporation         Executive Vice
                         2330 Shawnee Mission       President--Chief
                         Pkwy                       Financial
                         Westwood, KS 66205         Officer, Sprint
                                                    Corporation

Ronald LeMay             Sprint Corporation         President &
                         2330 Shawnee Mission       Chief Operating
                         Pkwy                       Officer--Long-
                         Westwood, KS 66205         Distance Division,
                                                    Sprint Corporation

John Meyer               Sprint Corporation         Senior Vice
                         2330 Shawnee Mission       President and
                         Pkwy                       Controller, Sprint
                         Westwood, KS 66205         Corporation

D. Wayne Peterson        Sprint Corporation         President--Local
                         2330 Shawnee Mission       Telecommunications
                         Pkwy                       Division, Sprint
                         Westwood, KS 66205         Corporation

Theodore Schell          Sprint Corporation         Senior Vice
                         2330 Shawnee Mission       President, Sprint
                         Pkwy                       Corporation
                         Westwood, KS 66205

Richard C. Smith, Jr.    Sprint Corporation         Senior Vice
                         2330 Shawnee Mission       President, Sprint
                         Pkwy                       Corporation
                         Westwood, KS 66205

M. Jeannine Strandjord   Sprint Corporation         Senior Vice
                         2330 Shawnee Mission       President and
                         Pkwy                       Treasurer, Sprint
                         Westwood, KS 66205         Corporation

I. Benjamin Watson       Sprint Corporation         Senior Vice
                         2330 Shawnee Mission       President,
                         Pkwy                       Sprint
                         Westwood, KS 66205         Corporation


                          EXHIBIT A
                          (cont'd)
              DIRECTORS AND EXECUTIVE OFFICERS
                              OF
                      US TELECOM, INC.

        (a)                    (b)                       (c)
       Name                  Address                  Principal
                                                     Business or
                                                      Occupation

DIRECTORS


William Esrey            Sprint Corporation         Chairman and CEO,
                         2330 Shawnee Mission       Sprint Corporation
                         Pkwy
                         Westwood, KS 66205

Ronald LeMay             Sprint Corporation         President & Chief
                         2330 Shawnee Mission       Operating Officer--
                         Pkwy                       Long-Distance
                         Westwood, KS 66205         Division, Sprint
                                                    Corporation

Arthur Krause            Sprint Corporation         Executive Vice
                         2330 Shawnee Mission       President--Chief
                         Pkwy                       Financial Officer,
                         Westwood, KS 66205         Sprint Corporation


        (a)                    (b)                       (c)
       Name                  Address                  Principal
                                                     Business or
                                                      Occupation

EXECUTIVE OFFICERS

William T. Esrey         Sprint Corporation         Chairman and CEO,
                         2330 Shawnee Mission       Sprint Corporation;
                         Pkwy                       President, US
                         Westwood, KS 66205         Telecom, Inc.

Arthur Krause            Sprint Corporation         Executive Vice
                         2330 Shawnee Mission       President--Chief
                         Pkwy                       Financial Officer,
                         Westwood, KS 66205         Sprint Corporation;
                                                    Executive Vice
                                                    President, CEO, and
                                                    Treasurer, US
                                                    Telecom, Inc.

Gene M. Betts            Sprint Corporation         Senior Vice
                         2330 Shawnee Mission       President, Sprint
                         Pkwy                       Corporation; Vice
                         Westwood, KS 66205         President, US
                                                    Telecom, Inc.

John P. Meyer            Sprint Corporation         Senior Vice
                         2330 Shawnee Mission       President and
                         Pkwy                       Controller, Sprint
                         Westwood, KS 66205         Corporation; Vice
                                                    President and
                                                    Controller, US
                                                    Telecom, Inc.

Don A. Jensen            Sprint Corporation         Vice President and
                         2330 Shawnee Mission       Secretary, Sprint
                         Pkwy                       Corporation; Vice
                         Westwood, KS 66205         President and
                                                    Secretary, US
                                                    Telecom, Inc.

M. Jeannine Strandjord   Sprint Corporation         Senior Vice
                         2330 Shawnee Mission       President and
                         Pkwy                       Treasurer, Sprint
                         Westwood, KS 66205         Corporation; Vice
                                                    President and
                                                    Assistant
                                                    Treasurer, US
                                                    Telecom, Inc.

                         EXHIBIT B
                   JOINT FILING AGREEMENT
                    DATED MARCH 21, 1995,
                  AMONG SPRINT CORPORATION,
                    US TELECOM, INC., AND
             SPRINT COMMUNICATIONS COMPANY L.P.

                   JOINT FILING AGREEMENT

     The undersigned (each, a "Filer" and collectively, the "Filers") for purposes of filing an amendment to a statement on Schedule 13D pursuant to Securities and Exchange
Commission Rule 13d-1(f)(i) each hereby agree:

     (a) each Filer is individually responsible for the timely filing of any further amendments to the Schedule 13D, and for the completeness and accuracy of the information concerning themselves, but is not responsible for the completeness and accuracy of any of the information contained in the Schedule 13D as to any other Filer, unless such Filer knows or has reason to believe that the information is inaccurate;

     (b) this Schedule 13D contains the required information with regard to each Filer and indicates that it is filed on behalf of all Filers;

     (c) each Filer agrees that the Schedule 13D, as amended, to which this Joint Filing Agreement is attached as Exhibit B is filed on its behalf ; and

     (d) this Joint Filing Agreement may be executed in counterparts.

Dated: March 21, 1995

                                SPRINT CORPORATION

                            By: /s/ Don A. Jensen
                                Don A. Jensen
                                Vice President and Secretary

                                US TELECOM, INC.

                            By: /s/ Don A. Jensen
                                Don A. Jensen
                                Vice President and Secretary

                                SPRINT COMMUNICATIONS COMPANY
                                L.P.

                            By: /s/ Don A. Jensen
                                Don A. Jensen
                                Vice President

                          EXHIBIT C

                       Confirmation to
                    the Master Agreement
                           between
              Sprint Communications Company L.P.
        and Morgan Guaranty Trust Company of New York


                                              March __, 1995

Sprint Communications Company L.P.
2330 Shawnee Mission Parkway
Westwood, Kansas 66205

Attention:  Manager - Financial Risk Management

    Re: Equity Option Transaction

The purpose of this letter is to confirm the terms and conditions of the Equity Option Transaction (the
"Transaction") entered into between us on March __, 1995
(the "Trade Date"). This Transaction shall become effective on the Effective Date.

This letter constitutes a "Confirmation" as referred to in the Master Agreement entered into between the parties and dated as of March __, 1995 (the "Agreement") and incorporates by reference the 1991 ISDA Definitions (as published by the International Swap Dealers Association,
Inc.) (the "1991 Definitions").

This Confirmation supplements, forms a part of, and is subject to, the Agreement. All provisions set forth in the 1991 Definitions or contained or incorporated by reference in the Agreement shall govern this Confirmation except as expressly modified below. It is our intention to have this Confirmation serve as the final documentation for this trade and, accordingly, no later Confirmation will follow.

The terms of the Transaction to which this Confirmation relates are as follows:

1.  Parties

    The parties are:

    (1) MORGAN GUARANTY TRUST COMPANY OF NEW YORK
        ("Morgan").

        Office through which this Transaction is booked and address for notices:

            Morgan Guaranty Trust Company of New York
            London Branch
            P.O. Box 161
            60 Victoria Embankment
            London EC4Y 0JP
            Attention:  MGT Swap Operations
            Telex:  8954804
            Answerback:  MGTLD G
            Telecopy No.:  (071) 325-8210
            Telephone No.:  (071) 325-3227

            Account for
            Payments:   [To be advised.]

(2) SPRINT COMMUNICATIONS COMPANY L.P.
    (the "Counterparty")

    Office through which this Transaction is booked and address for notices:

            Sprint Communications Company L.P.
            2330 Shawnee Mission Parkway
            Westwood, Kansas 66205
            Attention:  Manager - Financial Risk Management
            Telecopy No.:  (913) 624-3088
            Telephone No.:  (913) 624-3105

            Account for
            Payments:   [To be advised.]


2.  Payments

    (a) Counterparty Payment Amounts. If on the final Trading Day in the Valuation Period, the Final Equity Value of the Underlying Security is greater than the Call Strike Price, the Counterparty shall pay in U.S. Dollars to Morgan, the Call Cash Settlement Amount, if any, on the Cash Settlement Payment Date. Where:

    (i) "Call Strike Price" means ____ (as may be adjusted in accordance with Section 4(a) hereof);

    (ii) "Number of Options" means 900,000 (as may be adjusted in accordance with Section 4(a) hereof);

    (iii) "Call Strike Price Differential" means an amount equal to the greater of (A) the excess remaining after subtracting the Call Strike Price from the Final Equity
    Value of the Underlying Security and (B) zero; and

    (iv) "Call Cash Settlement Amount" means an amount, as calculated by the Calculation Agent, equal to the Number of Options multiplied by the Call Strike Price
    Differential.

    (b) Morgan Payment Amounts. If on the final Trading Day in the Valuation Period, the Final Equity Value of the Underlying Security is less than the Put Strike
Price, Morgan shall pay in U.S. Dollars to the Counterparty, the Put Cash Settlement Amount, if any, on the Cash Settlement
Payment Date.  Where:

    (i) "Put Strike Price" means ____ (as may be adjusted in accordance with Section 4(a) hereof);

    (ii) "Number of Options" means 900,000 (as may be adjusted in accordance with Section 4(a) hereof);

    (iii) "Put Strike Price Differential" means an amount equal to the greater of (A) the excess remaining after subtracting the Final Equity Value of the Underlying
    Security from the Put Strike Price and (B) zero; and

    (iv) "Put Cash Settlement Amount" means an amount, as calculated by the Calculation Agent, equal to the Number of Options multiplied by the Put Strike Price
    Differential.

3.  Definitions

        "Option Style" means European.

        "Business Day" means any day, other than a Saturday or Sunday, on which commercial banks are open for business in the City of New York.

        "Calculation Agent" means Morgan, the determinations and calculations of which shall be binding in the absence of manifest error.

        "Cash Settlement Payment Date" means that day which is the Business Day immediately following the final
    Trading Day in the Valuation Period.

        "Closing Price" on any date of determination for any security means the closing sale price (or if no closing price is reported, the last reported sale price) on the New York Stock Exchange ("NYSE") on such date or, if the security is not listed for trading on the NYSE on any such date, as reported in the composite transactions for the principal United States securities exchange on which the security is so listed, or if the security is not so listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System, or if such security is not so reported, the last quoted bid price for the security in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if such bid price is not available, the market value of the security as determined by a nationally recognized independent investment banking firm retained for this purpose by the Calculation Agent.

        "Effective Date"  means __________.

        "Expiration Date" means April 30, 1999.

        "Final Equity Value" means, as determined by the Calculation Agent, the average Closing Price per share for the Underlying Security during the Valuation Period.

        "Strike Price" means the Put Strike Price and the
    Call Strike Price.

        "Trading Day" means a day on which the Closing Price of a security being determined (i) is not suspended for trading on any national or regional securities exchange or association or over-the-counter market at the close of business and (ii) has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of such security.

        "Underlying Security" means the shares of common stock, par value $0.01 (the "Common Stock"), of America
    Online, Inc., a Delaware corporation (the "Company").

        "Valuation Period" means the 15 Trading Days immediately prior to (but not including) the Expiration
    Date.

        "Warrant" means the common stock warrant dated May
    14, 1993 granted by the Company to the Counterparty.

4.  Other Provisions

    (a) Adjustment to Strike Prices and Number of Options. In the event of any change affecting the Underlying Security, including without limitation, a capitalization issue, rights issue, share split, extraordinary dividend, merger, consolidation, amalgamation, sub-division, recapitalization, reclassification, dissolution, liquidation, winding up or other similar event, which occurs after the Trade Date but before the Expiration Date, the Calculation Agent shall (after consultation with the Counterparty) adjust the Strike Prices and/or the Number of Options in the manner described in subclauses (i) to (iv) below.

        (i)  In the case of a stock dividend, stock
    distribution or stock split in respect of the outstanding shares of Common Stock of the Company shall have occurred, the Number of Options immediately prior to such event shall be increased, and, conversely, in the case of a reverse stock split or combination of Common Stock of the Company, the Number of Options immediately prior to such event shall be decreased. In the event the Number of Options are increased or decreased in accordance with this subclause (iii), the Strike Price in effect immediately prior to such event shall be decreased or increased accordingly in inverse proportion.

        (ii) The Strike Prices are subject to adjustment if the Company shall (A) issue by reclassification of its shares of Common Stock any shares of common stock of the Company, (B) issue rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the market price of its Common Stock
    (other than rights to purchase shares of Common Stock pursuant to a plan for the reinvestment of dividends or interest) or (C) pay a dividend or make a distribution to all holders of its Common Stock of evidence of its indebtedness or other assets (excluding any dividends or distributions referred to in subclause (i) above or any cash dividends other than any Extraordinary Cash
    Dividends) or issue to all holders of its Common Stock rights or warrants to subscribe for or purchase any of its securities (other than those referred to in clause (B) above). An "Extraordinary Cash Dividend" means, with respect to any one-year period, all cash dividends on the Company's Common Stock during such period to the extent such dividends exceed on a per share basis 10% of the average price of the Company's Common Stock over such period
    (less any such dividends for which a prior adjustment to the Strike Price was previously made). All adjustments to the Strike Price will be calculated to the nearest 1/100th of a cent (or if there is not a nearest 1/100th of a cent to the next lower 1/100th of a cent). No adjustment in the Strike Price shall be required unless such adjustment would require an increase or decrease of at least one cent; provided, however, that any adjustments which by reason of the foregoing are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

        (iii) In the event of (A) any consolidation or merger of the Company, or any surviving entity or subsequent surviving entity of the Company (an "AMER Successor"), with or into another entity (other than a merger or consolidation in which the Company is the continuing corporation and in which the Common Stock of the Company outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of the Company or another corporation), (B) any sale, transfer, lease or conveyance to another corporation of the property of the Company or any AMER Successor as an entirety or substantially as an entirety, (C) any statutory exchange of securities of the Company or any AMER Successor with another corporation (other than in connection with a merger or acquisition) or (D) any liquidation, dissolution or winding up of the Company or any AMER Successor (any such event, a "Reorganization Event"), the securities to which the Number of Options shall relate will be adjusted to provide that the Final Equity Value shall be deemed to be the Transaction Value. "Transaction Value" means (i) for any cash received in any such Reorganization Event, the amount of cash received per share of Common Stock of the Company, (ii) for any property other than cash or securities received in any such Reorganization Event, an amount equal to the market value at the Expiration Date of such property received per share of Common Stock of the Company as determined by a nationally organized investment banking firm retained for this purpose by Morgan (which may include J.P. Morgan Securities Inc.) and (iii) for any securities received in any such Reorganization Event, an amount equal to the average Closing Price per share of such securities on the 15 Trading Days immediately prior to the Expiration Date multiplied by the number of securities received for each share of Common Stock of the Company.

        (iv) In the event of any other change affecting the Underlying Security, including without limitation, a capitalization issue, rights issue, share split, extraordinary dividend, merger, consolidation, amalgamation, sub-division, recapitalization, reclassification, dissolution, liquidation, winding up or other similar event of which is not described above in subclauses (i) through (iii) above, which occurs after the Trade Date but before the Expiration Date, the Calculation Agent shall (after consultation with the Counterparty) adjust the Strike Price and/or the Number of Options to preserve as nearly as practicable, the economic equivalent of the obligations of the parties hereunder prior to such change.

    (b)  Representations of the Counterparty.  The
Counterparty represents and warrants to Morgan as of the date hereof:

        (i) The Counterparty is not an "affiliate" of the Company as such term is defined in Rule 144 of the Securities Act of 1933, as amended.

        (ii) The Counterparty does not have any special access to, and does not possess, any non-public material information relating to the Company, nor does the Counterparty have any ability or right to perform any investigation as to the business or financial condition of the Company.

        (iii) The Counterparty acquired the Warrant in a private transaction on May 14, 1993, full consideration for the Warrant was given on such date, such Warrant is in full force and effect, and the Counterparty has not exercised such Warrant.

        (iv) The Counterparty is not entering into this Transaction with Morgan (A) in anticipation of a sale of the Warrant prior to May 14, 1996, (B) in anticipation of a sale of the underlying shares of Common Stock of the Company issuable upon exercise of the Warrant prior to three years following such exercise for cash or other consideration or (C) with the present intention of exercising the Warrant within six months from the Effective Date of this Transaction.

    (c) Representations of Morgan. Morgan represents and warrants to the Counterparty as of the date hereof:

        (i) Morgan is not an "affiliate" of the Company as such term is defined in Rule 144 of the Securities Act of 1933, as amended.

        (ii) Morgan does not have any special access to, and does not possess, any non-public material information relating to the Company, nor does Morgan have any ability or right to perform any investigation as to the business or financial condition of the Company.

        (iii) Morgan acknowledges that the Counterparty has not participated in the preparation of any disclosure documents relating to the offer and sale of securities based on the value of the Common Stock of the Company issued by an Affiliate of Morgan and that the Counterparty is not liable to Morgan or any Affiliate of Morgan for any material misstatements or omissions contained in such disclosure documents; provided, however, that the foregoing is without prejudice to any of the Counterparty's rights in respect of the Counterparty's representations and warranties herein.

    (d)  No Reliance, etc.  Each party represents that
(i) it is entering into the Transaction evidenced hereby as principal (and not as agent or in any other capacity);
(ii) the other party is not acting as a fiduciary for it;
(iii) it is not relying upon any representations except those expressly set forth in the Agreement or this Confirmation; (iv) it has consulted with its own legal, regulatory, tax, business, investment, financial, and accounting advisors to the extent it has deemed necessary, and it has made its own investment, hedging, and trading decisions based upon its own judgment and upon any advice from such advisors as it has deemed necessary and not upon any view expressed by the other party; and (v) it is entering into this Transaction with a full understanding of the terms, conditions and risks thereof and it is capable of and willing to assume those risks.

    (e) Private Placement. The parties hereto each acknowledge that this Transaction will not be registered under the Securities Act of 1933, as amended (the
"Securities Act"), and is being entered into in reliance upon the exemption for private placement pursuant to Section
4(2) of the Securities Act.

Please confirm your agreement to be bound by the terms of the foregoing by executing the copy of this Confirmation enclosed for that purpose and returning it to us.

                            Very truly yours,

                            MORGAN GUARANTY TRUST COMPANY
                              OF NEW YORK



                            By: _________________________
                                Name:
                                Title:


Accepted and confirmed as of
the date first above written:

SPRINT COMMUNICATIONS COMPANY L.P.


By: _____________________
    Name:
    Title: